[Chapman and Cutler LLP Letterhead]

January 12, 2024

VIA EDGAR CORRESPONDENCE

Valerie Lithotomos
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Lithotomos:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 26, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify U.S. Alternative Harvest ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Fund Fees and expenses

Please supplementally provide a completed fee table and expense examples for the Fund at least one week prior to effectiveness.

Response to Comment 1

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 2– Principal Investment Strategies

Please confirm whether there are market capitalization parameters for the strategy. If so, please describe such parameters.

Response to Comment 2

In accordance with the Staff’s comment, the following disclosure has been added to the prospectus:

“The Reference Index universe is screened to eliminate stocks that have a market capitalization of less than $100 million or a three-month average daily trading value of less than $100,000.”

Comment 3– Principal Investment Strategies

The Staff notes the following statement in the section entitled “Principal Investment Strategies”:

The Fund will concentrate at least 25% of its investments in the Pharmaceuticals industry and Equity Real Estate Investment Trusts (REITs) industry groups.

If this is the intended concentration policy, please ensure pharmaceuticals and medical cannabis are included in the definition of “Cannabis Business” in the Fund’s 80% policy.

Response to Comment 3

In accordance with the Staff’s comment, the above referenced disclosure will be revised as follows:

Concentration Policy. The Fund will not concentrate its investments in securities (i.e., invest more than 25% of the value of its total assets) except that the Fund will concentrate in the securities of issuers in the cannabis industry.

Comment 4 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. The Staff requests the Fund list its principal risks in the order of importance rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 4

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 5 – Principal Risks

The Staff notes the “Associated Risks of Investments in SPACs” under the “Principal Risks” section. Does the Fund intend for SPACs to be a principal investment of the Fund? If so, please (i) add disclosure stating that SPACs can be illiquid, (ii) disclose how the Fund will monitor whether a SPAC will have an investment consistent with the Fund’s investment strategy and (iii) disclose whether a SPAC will be subject to a minimum or maximum market capitalization.

Response to Comment 5

The Fund has removed the references to its investments in SPACs from the Principal Investment Strategies and Principal Risks section, as the Fund does not currently expect that SPACs will be a principal investment of the Fund in accordance with the Index. The Fund has revised further revised the Registration Statement to include a reference to the possibility of non-principal investments in SPACs in the Statement of Additional Information, as follows:

NON-PRINCIPAL FUND INVESTMENTS

Special Purpose Acquisition Companies

The Fund may invest on a limited basis in securities of special purpose acquisition companies (each a “SPAC” and collectively, “SPACs”). A SPAC is a special purpose company whose business plan is to raise capital in an initial public offering (“IPO”) and, within a specific period of time, engage in a merger or acquisition with one or more unidentified companies. SPACs are formed by sponsors who believe that their experience, reputations and/or contacts will allow them to identify and complete a business combination transaction with one or more target businesses that will ultimately be a successful public company. Some SPACs focus on acquiring a target in a particular industry while others may pursue a business combination transaction in any business, industry or geographic location, including outside of the United States. The Fund may, from time to time, seek investments in SPACs with a stated purpose to find an acquisition target consistent with the Fund’s investment strategy.

In a SPAC’s IPO, the SPAC typically offers units comprised of a share of common stock and a warrant to purchase a share or less of common stock that is exercisable, with a strike price higher than the offering price of the unit, if the SPAC completes a business combination transaction. Generally, the units offered in a SPAC’s IPO are listed on a national securities exchange and the common stock and warrants comprising the units are listed and trade separately shortly after the IPO. Because SPACs have no operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition. There is no guarantee that the SPACs in which the Fund may invest will complete an acquisition or that any acquisitions that are completed will be profitable. Public stockholders of SPACs may not be afforded a meaningful opportunity to vote on a proposed initial business combination because certain stockholders, including stockholders affiliated with the management of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders. As a result, a SPAC may complete a business combination even though a majority of its public stockholders do not support such a combination. SPACs in which the Fund may invest pursue acquisitions only within a certain industry or industries, which may increase the volatility of their prices.

In addition, the following has been added to the section entitled “Investment Strategies and Risks” in the Statement of Additional Information:

Special Purpose Acquisition Companies Risk

The Fund may invest on a limited basis in SPACs. Shares of a SPAC purchased in an initial public offering will generally bear a sales commission, which may be significant. The shares of a SPAC are often issued in “units” that include one share of common stock and one right or warrant (or partial right or warrant) conveying the right to purchase additional shares or partial shares. In some cases, the rights and warrants may be separated from the common stock at the election of the holder, after which they may become freely tradeable. After going public and until a transaction is completed, a SPAC generally invests the proceeds of its initial public offering (less a portion retained to cover expenses) in U.S. Government securities, money market securities and cash. To the extent the SPAC is invested in cash or similar securities, this may impact the Fund’s ability to meet its respective investment objective. If a SPAC does not complete a transaction within a specified period of time after going public, the SPAC is typically dissolved, at which point the invested funds are returned to the SPAC’s shareholders (less certain permitted expenses) and any rights or warrants issued by the SPAC expire worthless. SPACs generally provide their investors with the option of redeeming an investment in the SPAC at or around the time of effecting a transaction. In some cases, a holder may forfeit its right to receive additional warrants or other interests in the SPAC if it redeems its interest in the SPAC in connection with a transaction. Because SPACs often do not have an operating history or ongoing business other than seeking a transaction, the value of their securities may be particularly dependent on the quality of its management and on the ability of the SPAC’s management to identify and complete a profitable transaction. Some SPACs may pursue transactions only within certain industries or regions, which may increase the volatility of an investment in them. In addition, the securities issued by a SPAC, which may be traded in the over the-counter market, may become illiquid and/or may be subject to restrictions on resale. Other risks of investing in SPACs include that a significant portion of the monies raised by the SPAC may be expended during the search for a target transaction; an attractive transaction may not be identified at all (or any requisite approvals may not be obtained) and the SPAC may be required to return any remaining monies to shareholders; a transaction once identified or effected may prove unsuccessful and an investment in the SPAC may lose value; the warrants or other rights with respect to the SPAC may expire worthless or may be repurchased or retired by the SPAC at an unfavorable price; and an investment in a SPAC may be diluted by additional later offerings of interests in the SPAC or by other investors exercising existing rights to purchase shares of the SPAC.

Comment 6 – Principal Risks

The Staff notes the “Foreign Investment Risk” under the “Principal Risks” section. Please confirm the Fund has principal exposure to foreign securities. Further, if the Fund has significant exposure to emerging market countries, please add relevant disclosure.

Response to Comment 6

The Fund confirms that it will not have significant exposure to foreign securities. Therefore, the Fund has removed the “Foreign Investment Risk” and its accompanying risks from the “Principal Risks” section.

Comment 7 – Principal Risks

Please add Cannabis specific risks to the “Principal Risks” section.

Response to Comment 7

The Fund points the Staff to the “Operational Risks of the Marijuana Industry”, “United States Regulatory Risks of the Marijuana Industry” and the “Non-U.S. Regulatory Risks of the Marijuana Industry”, which already appear in the “Principal Risks” section. However, in accordance with the Staff’s comment, the following risk has been added to the “Principal Risks” section:

Cannabis Industry Risk. Companies involved in the cannabis industry face competition, may have limited access to the services of banks, may have substantial burdens on company resources due to litigation, complaints or enforcement actions, and are heavily dependent on receiving necessary permits and authorizations to engage in medical cannabis research or to otherwise cultivate, possess or distribute cannabis. Additionally, cannabis-related companies are subject to various laws and regulations that may differ at the local, state, and federal level. These laws and regulations may significantly affect a cannabis-related company’s ability to conduct business, secure financing, impact the market for cannabis business sales and services, and set limits on cannabis use, production, transportation and storage. Since the use of cannabis is illegal under U.S. federal law, federally regulated banking institutions may be unwilling to make financial services available to growers and sellers of cannabis. Additionally, litigation initiated by private citizens or companies could have a negative impact on the financial and operational status of cannabis-related companies.

Comment 8 – Principal Risks

The Staff notes the “Smaller Companies Risk” under the “Principal Risks” section. If the Fund has principal exposure to smaller companies, please add disclosure to the “Principal Investment Strategies” section regarding smaller companies.

Response to Comment 8

Given that the minimum market capitalization is $100 million, the Fund believes the “Smaller Companies Risk” is adequate for investor comprehension. Please refer to the Fund’s response to Comment No. 2 for the revised market capitalization disclosure.

Comment 9 – Statement of Additional Information

The Staff notes the following statement in the section entitled “Investment Objective and Policies” in the Statement of Additional Information:

(7) The Fund will not concentrate its investments in securities of issuers in any industry or group of industries, as the term “concentrate” is used in the 1940 Act, except to the extent the Index concentrates in any industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

Given that the Fund is an actively managed Fund, please revise the above-referenced policy to reflect the correct fundamental policies of the Fund.

Response to Comment 9

In accordance with the Staff’s comment, the above referenced disclosure has been revised as follows:

(7) The Fund will not concentrate its investments in securities of issuers in any industry or group of industries, as the term “concentrate” is used in the 1940 Act, except that the Fund will concentrate in the securities of issuers in the cannabis industry. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

For the purposes of applying restriction (7) above, MJUS will consider an issuer to be in the cannabis industry if and to the extent that such issuer derives 50% or more of its revenue from cannabis and hemp related activities.

Comment 10– Exhibits

The Staff requests that the Registrant include a legal opinion regarding the legality of investing in cannabis related industries.

Response to Comment 10

The Fund confirms it will provide the requested legal opinion to the Staff prior to effectiveness.

Comment 11– Exhibits

Given that financials are included in the Registration Statement, please include Exhibit J (Auditor’s Consent) as an Exhibit to the Registration Statement.

Response to Comment 11

The Fund confirms that the Independent Auditor’s consent will be included as an Exhibit to the Registration Statement.

Comment 12 – Exhibits

The Staff notes that the referenced Powers of Attorney are almost 8 years old. The Staff requests the Registrant provide updated Powers of Attorney.

Response to Comment 12

Pursuant to the Staff’s request, updated Powers of Attorney will be filed with the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[1]	0.01%
Total Annual Fund Operating Expenses	0.76%
(1)	Acquired fund fees and expenses have been restated to reflect estimated expenses for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS	5 YEARS	10 YEARS
$75	$243	$422	$942